Designated Filer:	Nathan Lindenbaum
Issuer & Ticker Symbol:	Bridge Bancorp, Inc. [BDGE]
Date of Event Requiring Statement:	December 9, 2020

Explanation of Responses:
1.
This Form 4 is filed on behalf of Nathan Lindenbaum (the “Reporting Person”). Nathan Lindenbaum directly holds Common Stock, is the managing member of MGS Partners, LLC (“MGS”) and the sole member of Appleman Investments, LLC (“Appleman”) and may be deemed to have a pecuniary interest in the Common Stock directly held by such entities. Shari A. Lindenbaum is the manager of Naftali Asher Investments LLC (“Naftali Asher”) and may be deemed to have a pecuniary interest in the Common Stock directly held by such entity. Nathan Lindenbaum and Shari A. Lindenbaum are husband and wife, and each may be deemed to have a pecuniary interest in the Common Stock held directly by the other. Nathan Lindenbaum disclaims beneficial ownership of all shares of Common Stock that are beneficially owned by MGS and Naftali Asher, except to the extent of any direct or indirect pecuniary interest therein.

2.
The reported price in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $24.35 to $24.12 per share. The holder undertakes to provide to the issuer, any security holder of the issuer or to the staff of the Securities and Exchange Commission, upon written request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

3.	Common Stock held directly by Appleman.
4.	Common Stock held directly by MGS.